DIANA SHIPPING INC.®

We create to share



Financial Results for the 1st Quarter of 2025

May 29, 2025

Our Presenting Team

Semiramis Paliou



Director & Chief Executive Officer

Anastasios Margaronis



Director & President

Ioannis Zafirakis



Director, Co-Chief Financial Officer, Chief Strategy Officer, Secretary & Treasurer

Eleftherios Papatrifon



Director

Maria Dede



Co-Chief Financial Officer

Our Company’s confidence stems from our established track record

20 YEARS DSX LISTED NYSE

Financial Results for the 1st Quarter of 2025

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.



The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.



The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.


LOS ANGELES

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.



20 YEARS DSX LISTED NYSE

Diana’s Key Points

42% NET DEBT/MARKET VALUE[1]

US$187.7m OF CASH[2]

US$124.0m SECURED REVENUES[3]

11.57 years
AVERAGE AGE

4.1m DWT
CARRYING CAPACITY

99.6%
AVERAGE FLEET UTILIZATION[4]

12 groups
OF SISTER VESSELS



Ultramax
Newcastlemax
Panamax
Kamsarmax
Post-Panamax
Capesize
13%
20%
11%
12%
9%
35%

FOUNDED 1972

4.77m MT Cargo Carried[2]

974 employees[2] ACROSS SEA & ASHORE

LISTED SINCE 2005

GLOBAL OPERATIONS

STRONG ESG FOCUS

37 vessels
ON THE WATER[5]

6 vessels
MORTGAGE FREE

2 newbuildings
TO BE DELIVERED WITH METHANOL DUAL-FUEL PROPULSION

Source: Company Information
Note 1) Fleet market values as of March 31, 2025. Total market value also includes Company's investments and property as of March 31, 2025.
Note 2) As of March 31, 2025
Note 3) As of May 22, 2025
Note 4) For the three months ended March 31, 2025.
Note 5) 32 vessels are managed by Diana Shipping Services S.A. and 5 vessels are managed by Diana Wilhelmsen Management Limited

Highlights of the 1st Quarter 2025 and recent developments

- In February, we announced the sale of m/v Alcmene for a purchase price of approximately US$11.9 million before commissions.
- In March, we became strategic partner in two 7,500 cbm semi-refrigerated LPG newbuildings, with an option for two additional vessels.
- In April, we celebrated the Company's 20-year anniversary of listing on the New York Stock Exchange with a Closing Bell Ceremony and hosted an Investor Day at NYSE.
- Since January 1, 2024 until May 22, 2025, we have raised US$25.6m from the exercise of 6,400,114 warrants under the on-going warrant program to purchase common shares for cash. A further US$64.9m could be raised under the scope of the program.
- As of May 22, 2025, we have secured US$86.8 million of contracted revenues for 66% of the remaining ownership days of the year 2025 and have secured US$36.5 million of contracted revenues for 13% of the ownership days of the year 2026.
- In May, we declared a cash dividend in the amount of US$0.01 per common share for the first quarter of 2025.


NYSE CLOSING BELL®
APRIL 1, 2025
20 YEARS DSX LISTED NYSE
DIANA SHIPPING INC.
20 YEARS DSX LISTED NYSE
NEW YORK STOCK EXCHANGE

20 YEARS DSX LISTED NYSE

Source: Company information

Recent Chartering Activity*


Weighted average contracted charter rate ($ per day)
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$14,000
1 vsl
232 days
$11,764
5 vsls
299 days
$24,272
2 vsls
490 days
ULTRAMAX
PANAMAX, KAMSARMAX, POST PANAMAX
NEWCASTLEMAX

VESSEL	TYPE	BUILT	RATE	CHARTERER
San Francisco	Newcastlemax	2017	$26,000	SwissMarine Pte. Ltd., Singapore
Leto	Panamax	2010	$12,750	Cargill International SA, Geneva
Philadelphia	Newcastlemax	2012	$21,500	Refined Success Limited
Medusa	Kamsarmax	2010	$13,000	Cargill International SA, Geneva
Ismene	Panamax	2013	$11,000	China Resource Chartering Pte. Ltd.
Phaidra	Post-Panamax	2013	$9,750	SwissMarine Pte. Ltd., Singapore
DSI Andromeda	Ultramax	2016	$14,000	Cargill Ocean Transportation (Singapore) Pte. Ltd
Selina	Panamax	2010	$6,500	Reachy Shipping (SGP) Pte. Ltd.


Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Q3/25 Q4/25 Q1/26 Q2/26 Q3/26 Q4/26

Previous Charter Period

Fixed Period **

*From February 21, 2025 until May 27, 2025
**Average Period calculated based on earliest redelivery date
Source: Company's filings with the U.S. Securities and Exchange Commission

Disciplined & Non-Speculative Chartering Strategy

Average Daily TC Rate of Fixed Revenues US$15,886***
For the remaining of 2025

34% unfixed days***
for the remaining of 2025

Average contract duration***
1.2 years

Secured Revenues US$86.8m***
for the remaining of 2025

VESSEL	TYPE	RATE
Fleet Average		*$15,854*
Florida*	Capesize	$25,900
San Francisco	Newcastlemax	$26,000
G. P. Zafirakis	Capesize	$26,800
Leto	Panamax	$12,750
Philadelphia	Newcastlemax	$21,500
Medusa	Kamsarmax	$13,000
Crystalia	Panamax	$13,900
Ismene	Panamax	$11,000
Myrto	Kamsarmax	$12,000
DSI Pyxis	Ultramax	$13,100
Semirio	Capesize	$16,650
New York	Capesize	$17,600
Amphitrite	Post-Panamax	$12,100
Myrsini	Kamsarmax	$13,000
Phaidra	Post-Panamax	$9,750
DSI Andromeda*	Ultramax	$14,000
P.S. Palios	Capesize	$27,150
Maia	Kamsarmax	$11,600
Electra	Post-Panamax	$14,000
DSI Altair	Ultramax	$15,750
DSI Aquarius	Ultramax	$13,300
Santa Barbara*	Capesize	$22,000
Los Angeles	Newcastlemax	$28,700
Maera	Panamax	$8,400
New Orleans*	Capesize	$20,000
Leonidas P. C.	Kamsarmax	$17,000
DSI Pollux	Ultramax	$14,000
Polymnia	Post-Panamax	$17,500
Seattle	Capesize	$17,500
DSI Phoenix	Ultramax	$16,500
Astarte	Kamsarmax	$14,000
DSI Polaris	Ultramax	$15,400
DSI Aquila	Ultramax	$12,250
DSI Pegasus	Ultramax	$15,250
Atalandi	Panamax	$14,600
Selina	Panamax	$6,500
Newport News	Newcastlemax	$20,000
Alcmene**	Post-Panamax	$2,000



Q4/24
Q1/25
Q2/25
Q3/25
Q4/25
Q1/26
Q2/26
Q3/26
Q4/26
Current Chartering Period
Previous Chartering Period
Redelivery window
Dry docking
Off-hire

- Committed to a conservative chartering strategy since inception
- Medium to long-term time charters which are spread out to avoid clustered maturities
- The strategy provides earnings visibility and strengthens resilience to market downturns

*Bareboat chartered-in.
**Vessel has been sold, and it is delivered to her new Owners on March 13, 2025.
***As of May 27, 2025.
Source: Company

Financial Highlights for the 1st Quarter 2025*

	1st Quarter 2025	1st Quarter 2024
TC Revenues	$54.9m	$57.6m
Adjusted EBITDA**	$23.3m	$24.9m***
Net Income	$3.0m	$2.1m
Earnings Per Common Share, Diluted	$0.01	$0.01

	March 31, 2025	December 31, 2024
Cash, cash equivalents, time deposits and restricted cash	$187.7m	$207.2m
Long-term debt and finance liabilities, net of deferred financing costs	$623.9m	$637.5m

DSX LISTED NYSE 20 YEARS

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences
**See appendix for Adjusted EBITDA calculation.
***This amount has been adjusted from prior year for consistency, reflecting a change in the calculation of adjusted EBITDA.

Summary of Selected Financial & Other Data*

	Three months ended March 31, 2025	2024
Statement of Income Data	**US$ Millions**	**US$ Millions**
Time charter revenues	54.9	57.6
Voyage expenses	3.0	3.3
Vessel operating expenses	20.0	20.9
Net income	3.0	2.1
Net income attributable to common stockholders	1.6	0.6
Fleet data		
Average number of vessels	37.8	39.7
Number of vessels	37.0	39.0
Weighted average age of vessels	11.4	10.7
Ownership days	3,401	3,613
Available days	3,303	3,613
Operating days	3,289	3,582
Fleet utilization	99.6%	99.1%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	15,739	15,051
Daily vessel operating expenses***	5,866	5,775

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

20 YEARS DSX LISTED NYSE

Current Debt Profile*


Debt Amortization Profile
CREDIT FACILITIES MATURITIES
SLB PURCHASE OBLIGATION
SENIOR UNSECURED BOND MATURITY
CREDIT FACILITIES AMORTIZATION
SLB AMORTIZATION
US$ million
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
$35.4
$7.4
$47.1
$10.2
$47.1
$10.7
$47.1
$11.2
$3.8
$175.0
$43.3
$11.6
$64.8
$26.0
$22.9
$10.2
$16.9
$6.3
$6.7
$1.0
$24.4
$3.2
Q2-Q4 2025
2026
2027
2028
2029
2030
2031
2032


Debt Balance Profile
PROJECTED SENIOR UNSECURED BOND BALANCE
PROJECTED SLB UNAMORTIZED BALANCE
PROJECTED LOAN BALANCES OUTSTANDING
US$ million
700
600
500
400
300
200
100
0
$175.0
$114.1
$300.4
$175.0
$103.9
$253.3
$175.0
$93.2
$206.1
$175.0
$82.1
$159.0
$70.5
$111.8
$34.3
$24.2
$27.6
$0.0
2025
2026
2027
2028
2029
2030
2031
2032

* Subject to mutual agreement on margin reset in year 2027 regarding the US$100 million facility with DNB Bank.

Source: Company

Breakeven vs Estimated Revenue for the remainder of 2025 & 2026*

Daily Estimated Cash Uses vs TC Revenues



-$2,100
-$1,307
$5,866
$4,225
$2,709
$1,803
$867
$324
$424
$16,218
$14,911
Unfixed $13,025
Fixed $15,886
$14,118
Unfixed $13,163
Fixed $20,363
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Dry-dock provision
Preferred Dividend
FCF Breakeven**
2025
2026
Average Daily TC Rate***

FFA rates as of May 22, 2025						
	Ultramax	Panamax	Kamsarmax	Post-Panamax	Capesize	Newcastlemax
Q2 2025	$11,700	$10,200	$11,500	$10,200	$16,400	$19,700
Q3 2025	$12,100	$10,100	$11,400	$10,100	$18,400	$22,100
Q4 2025	$12,000	$10,100	$11,400	$10,100	$19,900	$23,900
Q1 2026	$10,000	$8,500	$9,900	$8,500	$11,800	$14,200
Q2 2026	$12,300	$10,500	$11,800	$10,500	$17,300	$20,800
Q3 2026	$12,300	$10,300	$11,700	$10,300	$20,800	$25,000
Q4 2026	$11,800	$9,900	$11,200	$9,900	$21,200	$25,400

Estimated Cash Uses vs TC Revenues (2025)



-$10.8
$48.6
$35.0
$22.5
$14.9
$7.2
$2.7
$3.5
$134.4
$123.6
Unfixed $36.8
Fixed $86.8
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Dry-dock provision
Preferred Dividend
FCF Breakeven**
2025
TC Revenues***

Estimated Cash Uses vs TC Revenues (2026)



-$28.3
$79.2
$57.1
$36.6
$24.3
$11.7
$4.4
$5.7
$219.0
$190.7
Unfixed $154.2
Fixed $36.5
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Dry-dock provision
Preferred Dividend
FCF Breakeven**
2026
TC Revenues***

20 YEARS DSX LISTED NYSE

* From May 22, 2025
** As of March 31, 2025
*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter
Source: Company's filings with the U.S. Securities and Exchange Commission

Dividend payout since 2021



Cash dividend per share
Dividend in kind per share
Cumulative dividend paid since 2021 = $2.670 per common share
Cumulative dividend payout
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$0.100
$0.459
$0.200
$0.250
$0.275
$0.175
$0.184
$0.150
$0.150
$0.101
$0.150
$0.150
$0.070
$0.075
$0.075
$0.075
$0.010
$0.010
$0.010
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025

Source: Company

Dry Bulk Market Overview



12 month TC Rates
Capesize
Panamax
Ultramax
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
US$/day*
Jan-2016
Jul-2016
Jan-2017
Jul-2017
Jan-2018
Jul-2018
Jan-2019
Jul-2019
Jan-2020
Jul-2020
Jan-2021
Jul-2021
Jan-2022
Jul-2022
Jan-2023
Jul-2023
Jan-2024
Jul-2024
Jan-2025

Comments

- Increased bulk commodity shipments to India and South East Asia.
- Red Sea Transits could gradually return to normal.
- Reappearance of congestion mainly at South American and Australian loading ports.
- Significant investments in new and existing production facilities for iron ore, bauxite, manganese ore and grains is expected to continue support further increase in ton-mile demand.
- Introduction of tariffs by the U.S. creates huge uncertainties affecting demand.

20 YEARS DSX LISTED NYSE

*Source: Clarksons SIN

Key demand drivers

GDP growth



8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
% yr/yr
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Dry bulk trades



Iron ore
Minor bulk
Grains & Soybeans
Coal
30,000
25,000
20,000
15,000
10,000
5,000
0
Billion ton-miles
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
e2025

Expected GDP growth	
	2025e
	4.0%
	6.2%
	0.8%
	1.8%
	2.8%

- Global GDP growth is weakening.
- Most major dry bulk commodity shipments expected to either remain steady or drop somewhat.
- The grain trade has shown steady growth over the past decade.
- Minor bulk trade has contributed to overall growth, reflecting the diverse demand for various bulk commodities, particularly bauxite and Minerals.

Source: Clarksons SIN

Dry bulk orderbook

The dry bulk orderbook as % of total fleet is 10.3%

Dry bulk orderbook in million DWT



Panamax
Capesize
Smaller bulk vessels
350
300
250
200
150
100
50
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
YTD

Dry bulk orderbook in % of existing fleet



Total dry bulk
Capesize
Panamax
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
YTD

DSX LISTED NYSE

Source: Clarksons SIN

Positive and negative factors impacting the dry bulk shipping industry

On the positive side:

- Strong Brazilian soybean (as well as other grains) crop season.
- The commencement later this year of iron ore shipments from Simandou in Guinea.
- Revised measures announced in mid-April by the USTR reducing the number of vessels and port calls that will be impacted by them.
- Red Sea re-routing expected to continue for the rest of the year.
- Gradual resolution of conflicts affecting Ukraine, and Israel leading to reconstruction.
- Lifting of sanctions against Syria leading to the reconstruction of Syria.

On the negative side:

- Worldwide lower steel production (outside India and China).
- Protectionist measures with high tariffs leading to trade wars.
- Bulk Carrier fleet growth outpacing demand growth for 2025/26 except for the Cape sector.
- Large increases of hydropower output in India and China.
- Anticipated long term reduction in coal imports by China.
- Weaker World GDP growth if Tariffs don’t settle soon at reasonable levels.

Industry Leading ESG Structure

Environmental

- Implementing fleet decarbonization and modernization plans.
- Transparent emission data sharing with stakeholders.
- Investing in eco-friendly technologies and next-generation fuels.

Average Efficiency Ratio weighted average[1]



3.46
3.16
3.16
3.03
2.97
2019
2020
2021
2022
2023

Social

- Promote a safe and "just" culture, through proactive engagement.
- We invest in continuous training and development of both onshore and seagoing personnel.
- Developed equality, diversity and inclusion program to foster a positive and equitable work environment.

Trainings on 68 non mandatory topics with 7,634 participating seafarers[2]

Lost time incident frequency[1]



1.0
1.2
0.7
0.3
0.1
2019
2020
2021
2022
2023

Governance

- Strong corporate culture of ethics and integrity.
- Joining the Maritime Anti-corruption Network (MACN) and adopting a Sanctions Compliance Policy.
- Adherence to NYSE governance standards.
- Majority independent Board, two female board members, including CEO.
- Consistency in annual sustainability reporting adhering to recognized frameworks i.e. SASB, TCFD, GRI, SDGs.

62% MALE & 38% FEMALE

ON-SHORE GENDER DIVERSITY BREAKDOWN[2]

ZERO FINES OR SANCTIONS



ESG Report 2023
ESG REPORT 2022
ESG REPORT 2021
ESG REPORT 2020
ESG REPORT 2019

20 YEARS DSX LISTED NYSE

Source: Company
Note 1) Vessels managed by Diana Shipping Services S.A.
Note 2) For the year ended December 31, 2023.

Summary

Leading pure play dry bulk carrier company...

Legacy
safely navigated through shipping cycles since 1972

Listed on NYSE
since 2005

Experienced management team
ready to deliver on the challenges of the shipping industry

Excellent ongoing stakeholder engagement
maintaining its high reputation and strong relationships

Rewarding our shareholders
with attractive cash and in-kind dividends, whenever possible.

...with a consistent, non-speculative and disciplined strategy

Consistently staggered
chartering strategy targeting quality counterparts

Maintaining a solid balance sheet
with strong cash position of US$187.7m and net LTV of 42%

Countercyclical approach
through strengthening the balance sheet in strong markets. No restructuring at any time in the cycle

Focusing on a modern high quality fleet
to ensure efficient operations

ESG Strategy
a strong ethical culture a solid governance, and advanced digitalization initiatives, ensuring long-term excellence.

20 YEARS DSX LISTED NYSE

Q & A

20 YEARS DSX LISTED NYSE

Appendix

- Income Statement for the three months ended March 31, 2025 and 2024
- Adjusted EBITDA calculation for the three months ended March 31, 2025 and 2024
- Balance Sheet as of March 31, 2025 and December 31, 2024
- Organization Structure
- Reputable charter counterparts

Income Statement

	Three months ended March 31, 2025	Three months ended March 31, 2024
	in million of US Dollars	
REVENUES:		
Time charter revenues	$ 54.9	$ 57.6
OPERATING EXPENSES		
Voyage expenses	3.0	3.3
Vessel operating expenses	20.0	20.9
Depreciation and amortization of deferred charges	11.2	11.1
General and administrative expenses	8.2	8.5
Management fees to a related party	0.3	0.3
Gain on Sale of Vessels	(1.5)	(1.6)
Other operating (income)/loss	0.2	(0.3)
Operating income, total	$ 13.6	$ 15.4
OTHER INCOME / (EXPENSES):		
Interest expense and finance costs	(11.1)	(12.1)
Interest and other income	1.9	1.7
Gain/(loss) on derivative instruments	(0.2)	0.3
Gain/(loss) on investments	(1.1)	1.7
Loss on warrants	-	(4.7)
Loss from equity method investments	(0.2)	(0.4)
Total other expenses, net	$ (10.6)	$ (13.3)
Net income	$ 3.0	$ 2.1
Dividends on series B preferred shares	(1.4)	(1.4)
Net income attributable to common stockholders	$ 1.6	$ 0.6
Earnings per common share, basic	$ 0.01	$ 0.01
Earnings per common share, diluted	$ 0.01	$ 0.01

Adjusted EBITDA Calculation

	Three months ended March 31, 2025	Three months ended March 31, 2024
	in million of US Dollars	
Operating income, total	$ 13.6	$ 15.4
Depreciation and amortization of deferred charges	11.2	11.1
Gain on Sale of Vessels	(1.5)	(1.6)
Adjusted EBITDA	$ 23.3	$ 24.9

20 YEARS DSX LISTED NYSE

Balance Sheet*

		March 31, 2025		December 31, 2024
ASSETS		in millions of US Dollars		
Cash, cash equivalents, restricted cash and time deposits	$	187.7	$	207.2
Other current assets		18.9		18.4
Fixed assets		861.9		880.1
Investments in related parties and equity method investments		54.0		47.2
Other noncurrent assets		21.2		18.0
Total assets		**1,143.6**		**1,171.0**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Long-term debt and finance liabilities, net of deferred financing co:	$	623.9	$	637.5
Other liabilities		34.9		28.4
Total stockholders' equity		484.8		505.1
Total liabilities and stockholders' equity		**1,143.6**		**1,171.0**

20 YEARS DSX LISTED NYSE

Organization structure



Diana Shipping Inc.[1]
(NYSE: DSX)
46 SPCs
DIANA SHIPPING SERVICES S.A.
Diana Ship Management Inc.
Komi Shipping Company Inc.
&
Diana General Partner Inc.
49%
OCEANPAL
Diana Energize Inc.
Diana Gas Inc.
Cebu Shipping Company Inc.
50%
25%
45.87%
80%
24%
Wilhelmsen Ship Management
50%
DIANA WILHELMSEN Management Limited
Bergen Ultra LP
(m/v DSI Drammen)
windward offshore
Ecogas Holding A/S
Diana Mariners Inc.
(manning agency business)

Note 1) 100% owned if not indicated otherwise

Reputable charter counterparts

NYK LINE NIPPON YUSEN KAISHA

GLENCORE

LDC. Louis Dreyfus Company

COSCO SHIPPING

VITERRA THE AGRICULTURE NETWORK

MOL Mitsui O.S.K. Lines

RioTinto

BHP

SWISSMARINE

"K" LINE KAWASAKI KISEN KAISHA, LTD.

BUNGE

COBELFRET

Cargill

KOCH

20 YEARS DSX LISTED NYSE

Source: Company